EXHIBIT 2

DECLASSIFICATION PROPOSAL LETTER

December 1, 2023

Via Electronic Mail and Courier

Mark L. Winget, Vice President and Secretary

c/o Nuveen Real Asset Income and Growth Fund

333 West Wacker Drive

Chicago, IL 60606

Re: Nuveen Real Asset Income and Growth Fund (the "Fund")

Dear Mr. Winget,

Saba Capital Management, L.P. (the "Proponent", "Saba" or "we") is the investment adviser to Saba Capital Master Fund, Ltd., the owner of 2,416,374 common shares, par value $0.01 per share of the Fund (the "Common Shares"), which has held continuously for more than one year shares representing a market value of $25,000 or more prior to and including the date hereof.

In accordance with Rule 14a-8 promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), the Proponent submits the following proposal for presentation to the Fund's stockholders at the Fund's 2024 annual meeting of stockholders, including any postponement or adjournment or special meeting held in lieu thereof (the "Meeting").

The Proponent's proposal pursuant to Rule 14a-8 of the Exchange Act (the "Proposal") is as follows:

PROPOSAL

RESOLVED, that the shareholders of Nuveen Real Asset Income and Growth Fund (the "Fund") request that the Board of Directors of the Fund (the "Board") take all necessary steps in its power to declassify the Board so that all directors are elected on an annual basis starting at the next annual meeting of shareholders.  Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected directors.

SUPPORTING STATEMENT

Saba believes the annual election of all of a company's directors empowers shareholders to hold board members accountable for their decisions pertaining to capital allocation, corporate governance and strategy-all of which impact shareholder returns. We contend this level of accountability keeps a board focused on shareholders' interests and sustained value creation.  The independent proxy advisory firms and many, if not the overwhelming majority of, large shareholders share this view. Companies that care about good governance and the investment community's feedback have taken note in recent years, with ~90% of the S&P 500 and ~73% of the S&P 1,500 now holding annual elections for all of their board members.1

1 Additionally, ~60% of the companies in the Russell 3,000 elect all their board members annually. See Matteo Tonello et al., Corporate Board Practices in the Russell 3000, S&P 500 and S&P Mid-Cap 400 (Nov. 2022) and Ernst & Young, EY Center for Board Matters: Corporate Governance by the Numbers (Mar. 2022).

On the other hand, there is a direct connection between bad governance and poor shareholder returns. Empirical studies have found a statistically significant correlation between the presence of a classified board structure and a decline in valuation. 2

It is notable that Nuveen LLC's parent, the Teachers Insurance and Annuity Association of America ("TIAA"), shares our view on the value of annually electing all directors. TIAA's Policy Statement on Responsible Investing states that "a publicly traded operating company's charter or bylaws should dictate that directors be elected annually by a majority of votes cast".3 We see no reason why this should not also apply to the Fund.

TIAA also maintains that "as providers of capital, shareholders are entitled to certain basic rights that should govern the conduct of every company to ensure accountability of the board".4 We agree, and we believe there is no better way to "ensure accountability of the Board" than through the annual election of all directors.

To help address the Fund's anti-shareholder governance and increase boardroom accountability following a period of, in our view, extremely disappointing financial performance, Saba urges you to vote FOR this proposal.5

END OF PROPOSAL

Saba hereby represents that Saba has continuously and beneficially owned Common Shares with a market value of not less than $25,000 for at least one year prior to the date of the submission of Proposal, and intends to continue to hold the requisite number of Common Shares through the date of the Meeting. A letter from Saba's broker confirming the above ownership is attached as Exhibit A hereto.

In accordance with Rule 14a-8(b)(1)(iii) of the Exchange Act, the Proponent represents that its representatives are able to meet with the Fund via teleconference no less than 10 calendar days, nor more than 30 calendar days, after submission of the Proposal. The Proponent will assume that the regular business hours of the Fund's principal executive offices, which are located in Illinois, are between 9:00 a.m. and 5:30 p.m. CST, unless otherwise notified by the Fund. To that end, certain representatives of the Proponent are available to discuss the Proposal during the following business days and at the following times by teleconference:

2 See generally Lucian A. Bebchuk and Alma Cohen, The Costs Of Entrenched Boards (2005), Journal of Financial Economics, v78, 409-433 and Lucian Bebchuk, Alma Cohen and Charles C.Y. Wang, Staggered Boards and the Wealth of Shareholders: Evidence from a Natural Experiment (2010), available at http://ssrn.com/abstract=1706806.

3 TIAA, TIAA Policy Statement on Responsible Investing, 9 (Feb. 2021).

4 Id.

5 As of November 30, 2023, the Fund's discount to Net Asset Value was ~ 14%.

  December 11, 2023 between 11:00 a.m. and 12:30 p.m. EST (Monday)
  December 13, 2023 between 1:00 p.m. and 3:00 p.m. EST (Wednesday)
  December 14, 2023 between 11:00 a.m. and 1:00 p.m. EST (Thursday)

The Proponent's contact information is as follows:

c/o Saba Capital Management, L.P.

405 Lexington Avenue, 58th Floor

New York, New York 10174

Attn: Michael D'Angelo

Email:

In addition, Saba would appreciate that copies of all written notices and other written or electronic communications (which shall not constitute notice) be sent to:

Schulte Roth & Zabel LLP

919 Third Avenue, Suite 2300

New York, New York 10022

Attn: Eleazer Klein

Email: Eleazer.Klein@srz.com

Please notify us as soon as possible if you would like any further information or if you believe this notice is deficient in any way or if additional information is required so that the Proponent may promptly provide it to you in order to cure any deficiency.

Thank you for your time and consideration.

Sincerely,

By:	Saba Capital Management, L.P. /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Operating Officer and General Counsel

cc: The Board of Directors of the Fund

EXHIBIT A

Proof of Ownership

[See attached]